Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
RESULTS OF SPECIAL GENERAL MEETING
HELD ON 30TH DECEMBER, 2008

The Board is pleased to announce that the Ordinary Resolutions relating to the Continuing Connected Transactions, the Proposed Caps and the Financial Assistance were duly passed by the Shareholders/ Independent Shareholders (as the case may be) attending and voting at the Special General Meeting by way of poll at the Special General Meeting.
Reference is made to the announcement made by the Company dated 19th November, 2008 and the circular issued by the Company dated 10th December, 2008 relating to Continuing Connected Transactions to be carried out by the Group for the three financial years ending 31st December, 2011 and provision of Financial Assistance to/by connected person for the financial year ending 31st December, 2009 (the “Circular”). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.
The Board is pleased to announce that the Ordinary Resolutions relating to the Continuing Connected Transactions, the Proposed Caps and the Financial Assistance were duly passed by the Shareholders/ Independent Shareholders (as the case may be) attending and voting at the Special General Meeting by way of poll at the Special General Meeting held on 30th December, 2008. The Company’s branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer for the vote-taking at the Special General Meeting.
As at the date of the Special General Meeting, the number of issued Shares of the Company was 3,669,765,900 Shares. Huachen and its associates which as at the date of the Special General Meeting were interested in 1,446,121,500 Shares, representing approximately 39.41% of the issued share capital of the Company, have abstained from voting in respect of Ordinary Resolutions 2a and 2b. As such, Independent Shareholders holding a total of 2,223,644,400 Shares, representing approximately 60.59% of the issued share capital of the Company, were entitled to vote for or against Ordinary Resolutions 2a and 2b at the Special General Meeting. All Shareholders are entitled to vote for or against Ordinary Resolutions 1a and 1b and 3 at the Special General Meeting.

*	for identification purposes only

Details of the poll results in respect of the Ordinary Resolutions to approve the Continuing Connected Transactions, the Proposed Caps and the Financial Assistance are as follows:

	FOR	AGAINST	Total number
Ordinary Resolutions proposed at the Special General Meeting	votes (%)	votes (%)	of votes
1 a. To approve, confirm and ratify the entering into of the framework agreements dated 19th November, 2008 (the “Framework Agreements”) in respect of the continuing connected transactions (the “Continuing Connected Transactions”) to be entered into between the Company and its subsidiaries on the one part and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) and its subsidiaries and associated companies on the other part for the three financial years ending 31st December, 2011 and to approve and confirm the entering into of the Continuing Connected Transactions pursuant to the Framework Agreements; and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the Continuing Connected Transactions contemplated under the Framework Agreements
	2,293,168,249 (99.967305%)	750,000 (0.032695%)	2,293,918,249

b. To approve the proposed maximum annual monetary value of the Continuing Connected Transactions contemplated under the Framework Agreements for each of the three financial years ending 31st December, 2011	2,293,168,249 (99.967305%)	750,000 (0.032695%)	2,293,918,249

2 a. To approve, confirm and ratify the entering into of the regional agent agreement dated 19th November, 2008 (the “Regional Agent Agreement”) in respect of the continuing connected transaction to be entered into between (Shenyang Brilliance JinBei Automobile Co., Ltd.*) and (Liaoning Zheng Guo Investment Development Company Limited*) for the three financial years ending 31st December, 2011 and to approve and confirm the entering into of the continuing connected transaction pursuant to the Regional Agent Agreement; and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the continuing connected transaction contemplated under the Regional Agent Agreement
	847,046,749 (99.911535%)	750,000 (0.088465%)	847,796,749

b. To approve the proposed maximum annual monetary value of the continuing connected transaction contemplated under the Regional Agent Agreement for each of the three financial years ending 31st December, 2011	847,046,749 (99.911535%)	750,000 (0.088465%)	847,796,749

3 To approve, confirm and ratify the cross guarantees agreement dated 19th November, 2008 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”) and JinBei in relation to the provision of cross guarantees by each of Xing Yuan Dong and JinBei (and its subsidiaries) for banking facilities of the other party up to RMB500 million for a period of one year from 1st January, 2009 to 31st December, 2009 and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the cross guarantees agreement	2,293,168,249 (99.967305%)	750,000 (0.032695%)	2,293,918,249

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 30th December, 2008
As at the date of this announcement, the Board comprises four executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

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